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March 28, 1997                EXHIBIT 5



ADVO, Inc.
One Univac Lane
Windsor, CT  06095-2668

Gentlemen:

I am General Counsel of ADVO, Inc. and have acted as counsel with respect to the Registration Statement on Form S-8 under the Securities Act of 1993, as amended, as filed by ADVO, Inc. (the "Company") with the Securities and Exchange Commission, relating to an additional 30,000 shares of common stock, $.01 par value, of the Company (the "Shares") to be issued upon grants of restricted stock under the Company's 1986 Employee Restricted Stock Plan (the "Plan").

I have examined the Plan, the minutes of the corporate proceedings of the Board of Directors of the Company, the minutes of the Company's most recent Annual Meeting of Shareholders, and such other documents as I have deemed necessary or advisable for the purposes of my opinion below.

Based upon the foregoing, I am of the opinion that the Shares to be issued under the Plan will, when so issued upon receipt of the consideration specified in the Plan, be validly issued, fully paid and non-assessable (assuming that, at the time of such issuance, the Company has a sufficient number of authorized and unissued shares available for such issuance).

I consent to the use of this opinion as Exhibit 5 to the aforesaid Registration Statement. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act of 1993, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,


DAVID M. STIGLER /s/
--------------------
David M. Stigler